Issuer Free Writing Prospectus, dated April 10, 2025

Filed Pursuant to Rule 433 under the Securities Act of 1933, as amended

Supplementing the Preliminary Prospectus Supplement, dated April 10, 2025

Registration No. 333-266209

AutoZone, Inc.

Final Term Sheet

$500,000,000 5.125% Senior Notes due 2030 (the “Notes”)

Dated: April 10, 2025

Issuer:	AutoZone, Inc. (the “Company”)

Trade Date:	April 10, 2025

Settlement Date:	April 14, 2025 (T+2)*

Securities:	$500,000,000 5.125% Senior Notes due 2030

Principal Amount:	$500,000,000

Maturity:	June 15, 2030

Interest Payment Dates:	June 15 and December 15 of each year, commencing on December 15, 2025

Record Dates:	June 1 and December 1

Benchmark Treasury:	UST 4.000% due March 31, 2030

Benchmark Treasury Yield:	3.986%

Spread to Benchmark Treasury:	+115 basis points

Yield to Maturity:	5.136%

Coupon (Interest Rate):	5.125%

Price to Public:	99.936%

Optional Redemption Provision:

The Notes will be redeemable at the Company’s option at any time in whole or from time to time in part.

Prior to May 15, 2030 (one month prior to their maturity date) (the “Par Call Date”), the Company may redeem the Notes at its option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of: (1) (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the Notes to be redeemed matured on the Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined in the Preliminary Prospectus Supplement) plus 20 basis points less (b) interest accrued to, but not including, the date of redemption, and (2) 100% of the principal amount of the Notes to be redeemed, plus, in either case, accrued and unpaid interest thereon to, but not including, the redemption date.

On or after the Par Call Date, the Company may redeem the Notes, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the Notes being redeemed plus accrued and unpaid interest on the Notes to be redeemed to, but not including, the redemption date.

Change of Control:	The occurrence of a Change of Control Triggering Event (as defined in the Preliminary Prospectus Supplement) will require the Company to offer to repurchase the Notes for cash at a price equal to 101% of the principal amount together with accrued and unpaid interest, if any, to the date of repurchase.
CUSIP/ISIN:	053332BM3 / US053332BM35

Ratings**:	Baa1 / BBB / BBB

Joint Book-Running Managers:	J.P. Morgan Securities LLC BofA Securities, Inc. U.S. Bancorp Investments, Inc. Wells Fargo Securities, LLC Truist Securities, Inc.
Senior Co-Managers:	Mizuho Securities USA LLC PNC Capital Markets LLC

Co-Managers:

BBVA Securities Inc.

Capital One Securities, Inc.

Citigroup Global Markets Inc.

Citizens JMP Securities, LLC

Credit Agricole Securities (USA) Inc.

Deutsche Bank Securities Inc.

Fifth Third Securities, Inc.

Huntington Securities, Inc.

KeyBanc Capital Markets Inc.

MUFG Securities Americas Inc.

Regions Securities LLC

Santander US Capital Markets LLC

SMBC Nikko Securities America, Inc.

TD Securities (USA) LLC

Siebert Williams Shank & Co., LLC

***

*We expect that delivery of the notes will be made to investors on or about April 14, 2025, which will be the second business day following the date of pricing of the notes (such settlement being referred to as “T+2”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes prior to the business day preceding the delivery of the notes hereunder will be required, by virtue of the fact that the notes will initially settle in T+2, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes prior to the business day preceding their date of delivery hereunder should consult their advisors.

**Note: A securities rating is not a recommendation to buy, sell or hold a security and may be subject to revision or withdrawal at any time.

The Company has filed a registration statement (including a preliminary prospectus supplement and prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement and prospectus in that registration statement and other documents the issuer has filed with the Securities and Exchange Commission for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the Securities and Exchange Commission website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities LLC collect at 1-212-834-4533, BofA Securities, Inc. toll free at 1-800-294-1322, U.S. Bancorp Investments, Inc. toll free at 1-877-558-2607 or Wells Fargo Securities, LLC toll free at 1-800-645-3751.